Exhibit 99.1

RIO ALTO MINING ANNOUNCES MANAGEMENT CHANGES

For Immediate Release	April 4, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) announced today that Anthony Hawkshaw, Rio Alto’s Chief Financial Officer and director, has decided that he will not stand for re-election to the board of directors of the Company and will retire effective May 1, 2014. Mr. Hawkshaw has agreed to continue assisting the Company in an advisory capacity as required.

Alex Black, President & CEO, commented on behalf of the Board “We all recognize the substantial contribution Tony has made to Rio Alto since 2007. On behalf of the Board, I wish to extend our genuine appreciation for his dedicated service which assisted in bringing Rio Alto from its early years as a private company, through the acquisition and development of the La Arena gold mine to the junior gold producer it is today.”

The Board of Directors has appointed, Kathryn Johnson, Vice President, Corporate Reporting, as interim Chief Financial Officer. Ms. Johnson will serve in this capacity while the Company conducts a search for a new chief financial officer. Ms. Johnson is a Chartered Accountant and holds a Bachelor of Arts in Political Science and History from the University of British Columbia. Ms. Johnson joined the Rio Alto team, based in Vancouver, in December 2011. Prior to this, Ms. Johnson was the Corporate Controller at Petaquilla Minerals and a senior associate in the Audit and Assurance Group of PricewaterhouseCoopers LLP.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com